September 12, 2006

VIA EDGAR

Mr. James A. Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Wisconsin Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Quarterly Period Ended March 31, 2006
Form 10-Q for Quarterly Period Ended June 30, 2006
Filed March 2, 2006, May 5, 2006 and August 2, 2006
File No. 001-09057

Wisconsin Electric Power Company
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Quarterly Period Ended March 31, 2006
Form 10-Q for Quarterly Period Ended June 30, 2006
Filed March 6, 2006, May 5, 2006 and August 2, 2006
File No. 001-01245

Dear Mr. Allegretto:

This letter is in response to your letter dated August 31, 2006, regarding your comments to the above referenced filings. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate your comments and strive for continuous improvement in all of our processes.

Set forth below are the headings and numbered paragraphs from your August 31 letter, each of which is immediately followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2005
  Please note that the following comments address certain disclosure matters regarding Wisconsin Energy Corporation on a consolidated basis. We have not issued separate comments with regard to Wisconsin Electric Power Company if applicable to its facts and circumstances. If you agree to a revision we would also expect you to make a revision in the filings of Wisconsin Electric Power Company as applicable. Please confirm to us your intention to do so.

  Company Response

  As it relates to disclosure matters that have been identified in this comment letter process, we confirm that it is our intention to make revisions in future filings of Wisconsin Electric to the extent that revisions are made in future filings of Wisconsin Energy and to the extent that such revisions apply to Wisconsin Electric.

  Item 8. Financial Statements and Supplementary Data, page 79

  Consolidated Income Statements, page 79
  In future filings please separately state on the face or in the notes to the financial statements the items and their amounts included in the other income and deductions, net line item. In that regard, we note your disclosure regarding other income and deductions, net on page 46. Please also separately present your equity in earnings of unconsolidated subsidiaries on the face of your income statements. Please refer to Rule 5-04 of Regulation S-X.

  Company Response

  In future filings, we will separately state in the notes to the financial statements the material amounts included in the caption "Other income and deductions, net". This disclosure will be similar to the disclosure that we have previously provided in Management's Discussion and Analysis. In future filings, we will separately present our equity in earnings of unconsolidated subsidiaries on the face of our income statement if the amount becomes material. We do not believe that the 2003-2005 amounts were material in relation to Operating Income or Pre-tax Income.

  Consolidated Statements of Cash Flows, page 82
  Please tell us how you have treated cash flows from discontinued operations in the statement. If you have excluded cash flows from discontinued operations, please tell us your basis for doing so. Please refer to paragraph 26 of SFAS 95 and footnote 10 thereto.

  Company Response

  Historically, we have excluded the cash flows from our discontinued operations from the Consolidated Statements of Cash Flows as we believed the amounts were immaterial to the statements. Historically, we have separately disclosed the cash flows from our discontinued operations in the footnotes to the financial statements. (See Footnote D on page 95 of our 2005 Form 10-K). However, in future filings, we agree to include the cash flows from our discontinued operations in our Consolidated Statements of Cash Flows in compliance with paragraph 26 of SFAS 95.

  Notes to Consolidated Financial Statements, page 86

  Note I -- Nuclear Operations, page 100
  With respect to the investments of your Nuclear Decommissioning Trust Fund please disclose in future filings total gains for securities with net gains and total losses for securities with net losses by major security type for each period presented and information about the contractual maturities of debt securities as of the most recent balance sheet date. Please refer to paragraphs 19 and 20 of SFAS 115.

  Company Response

  In future filings, we will disclose this information in the footnotes to our consolidated financial statements.

  Note J -- Common Stock, page 101
  Please tell us whether the restricted net assets of consolidated and unconsolidated subsidiaries and your equity in undistributed earnings of 50 percent or less owned investees accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recent fiscal year. In future filings please disclose the amount of restricted net assets of consolidated and unconsolidated subsidiaries as of the most recent balance sheet when restricted net assets exceed 25 percent of consolidated net assets. Please refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

  Company Response

  As of December 31, 2005, the restricted net assets of consolidated and unconsolidated subsidiaries and our equity in undistributed earnings of 50 percent or less owned investees accounted for by the equity method totaled approximately $2.4 billion. This amount exceeds 25 percent of our consolidated net assets as of December 31, 2005. In future filings, we will disclose the amount of restricted net assets when they exceed 25 percent of consolidated net assets.

  Controls and Procedures, page 121
  You state that your disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed in the reports you file and submit under the Exchange Act. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule l3a-15(e).

  Company Response

  In future filings, if true, we will revise our report to incorporate the language identified above.

  Form 10-Q for Quarter Ended June 30, 2006
  Please address the comments above as applicable in Forms 10-Q as well. Please also revise future filings as applicable to comply with paragraph 10(a)(3) of Rule 10-01.

  Company Response

  We confirm that we will revise future filings of our Forms 10-Q to conform to the comments above as applicable. We will also revise future filings as applicable to comply with paragraph 10(a)(3) of Rule 10-01.

  Notes to Consolidated Condensed Financial Statements, page 7

  Note 4 -- Common Equity, page 8
  Please tell us whether stock-based compensation expense and related tax benefits related to stock option awards disclosed on page 9 includes amounts related to restricted stock and performance share awards. If so, please clarify your disclosure in future filings. If not, please disclose in future filings compensation expense and related tax benefits for restricted stock and performance share awards for each period presented. In addition, in future filings please disclose the amount of compensation cost related to nonvested restricted stock and performance share awards not yet recognized and the weighted average period over which it is expected to be recognized. Please refer to paragraphs A240g. and A240h. of SFAS 123(R).

  Company Response

  The information on page 9 relates solely to stock options awards. In future filings, we will also separately disclose compensation expense and related tax benefits for restricted stock and performance share awards for each period presented. In addition, in future filings, we will disclose the amount of compensation cost related to nonvested restricted stock and performance share awards not yet recognized and the weighted average period over which it is expected to be recognized.

  Please tell us how you are accounting for performance share awards that will be settled in common stock or cash and performance share awards that will be settled in cash. In doing so, tell us how you compute compensation cost recognized in each period and how you classify each type of performance award in your balance sheet.

Company Response

As background, prior to June 30, 2006, the 2004 performance share awards were only to be settled in common stock. The 2005 and 2006 awards are to be settled in cash. In July 2006, the compensation committee modified the terms of the 2004 performance share awards to allow the employees to elect to receive either common stock or cash. It is expected that this election will take place in the fourth quarter of 2006. The 2004 performance share awards will vest in January 2007. The estimated fair value of these awards as of June 30, 2006 was approximately $6.3 million.

For all performance share awards, we record compensation expense over the vesting period, which is three years. At the end of each reporting period, we estimate the fair value of the award and adjust our cumulative compensation expense to reflect the fair value of the award and the time period that has elapsed. For awards that are to be settled solely in common stock, we record the award as a component of common equity. For awards that are to be settled in cash, we record the award as a liability on our balance sheet.

In addition to the responses above, we also acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to call me at 414.221.2436 or, in my absence, our Vice President and Controller, Steve Dickson, at 414.221.3940.

Sincerely,

/s/Allen L. Leverett
Executive Vice President and
Chief Financial Officer